UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Northern Power Systems Corp.

(Name of Issuer)

Common Stock, no Par Value

(Title of Class of Securities)

66561Y107

(CUSIP Number)

David K. Robbins, Esq.
Morgan, Lewis & Bockius LLP
300 South Grand Avenue, Suite 22nd Floor
Los Angeles, CA 90071-3132
(213) 680-6560

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 66561Y107

1	NAME OF REPORTING PERSONS Berylson Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,684,500 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,684,500 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,500 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (See instructions) PN (Limited Partnership)
 * See Item 5 hereof

SCHEDULE 13D
CUSIP No. 66561Y107

1	NAME OF REPORTING PERSONS Berylson Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,684,500 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,684,500 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,500 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (See instructions) OO (Limited Liability Coqmpany)
 * See Item 5 hereof

SCHEDULE 13D
CUSIP No. 66561Y107

1	NAME OF REPORTING PERSONS James Berylson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,684,500 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,684,500 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,500 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (See instructions) IN
 * See Item 5 hereof

ITEM 1.             Security and Issuer.
The securities to which this statement relates are shares of Common Stock, no par value per share (“Common Shares”), of Northern Power Systems Corp., a British Columbia corporation (the “Company”).  The principal executive offices of the Company are located at 29 Pitman Road, Barre, VT, 05641.

ITEM 2.             Identity and Background.
(a)-(c), (f).        The Reporting Persons are:  (i) Berylson Master Fund, LP, a Cayman Islands limited partnership (the “Fund”), (ii) Berylson Capital Partners, LLC, a Delaware limited liability company (“Berylson Capital”) and (iii) James Berylson, an individual who is a citizen of the United States (“Mr. Berylson”).

The principal business of the Fund is investing in securities. The general partner of the Fund is Berylson Capital Partners GP, LLC (“Berylson GP”), a Delaware limited liability company whose principal business is overall management of investment funds.

The principal business of Berylson Capital is acting as the investment manager of the Fund.  Nicolas Nesta, an individual who is a citizen of the United States (“Mr. Nesta”), is the Chief Operating Officer and Chief Financial Officer of Berylson Capital.

Mr. Berylson is the sole managing member of Berylson GP and Berylson Capital, and the principal occupation of Mr. Berylson is investment management.  The business address of each of the Fund, Berylson Capital, Berylson GP, Mr. Berylson and Mr. Nesta is c/o Berylson Capital Partners, LLC, 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116.

(d)-(e)                  During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             Source and Amount of Funds or Other Consideration.

Common Shares

The total amount of funds used by the Fund to purchase the 1,684,500 Common Shares owned by the Fund was CDN$4,575,875.00 (not including brokerage commissions).  All of such funds were derived from working capital.

ITEM 4.             Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons intend to engage in discussions with members of the Company’s management and board of directors, other shareholders and third parties relating to the Company’s governance, management, and performance issues as well as the Company’s strategic options.

The Reporting Persons will continue to review their investment in the Company.  Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities it now holds or hereafter acquires.

Except as noted above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

ITEM 5.             Interests in Securities of the Issuer.

(a)                           The Fund beneficially owns 1,684,500 Common Shares, which represents in the aggregate approximately 7.3% of the Company’s Common Shares. Berylson Capital may be deemed to beneficially own the above-referenced shares reported for the Fund. Mr. Berylson may be deemed to beneficially own the above-referenced shares reported for the Fund and Berylson Capital.  Mr. Berylson is the sole owner and managing member of Berylson Capital and the sole owner and managing member of Berylson GP, the general partner of the Fund.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assume that 23,173,884 Common Shares were outstanding as of November 12, 2015, based on the information contained in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

(b)                          See Item 5(a) and, with respect to each Reporting Person, Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)                          During the last 60 days, the Reporting Persons acquired 484,500 Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 2 and incorporated herein by reference.  All such transactions were effected in the open market on the Toronto Stock Exchange.

(d)                          Not applicable.

(e)                          Not applicable.

ITEM 6.       Material to be Filed as Exhibits.

Document
Exhibit 1	--	Joint Filing Agreement by and among the Reporting Persons, dated as of May 27, 2016
Exhibit 2	--	Schedule of Transactions

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:            May 27, 2016
BERYLSON MASTER FUND, LP

By:	Berylson Capital Partners GP, LLC,
its General Partner

By:	/s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLP

By:	/s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON
By:	/s/ James Berylson
James Berylson, Individually

Exhibit Index

Document

Exhibit 1	--	Joint Filing Agreement by and among the Reporting Persons, dated as of May 27, 2016

Exhibit 2	--	Schedule of Transactions